Exhibit 12.1

Integrys Energy Group
Ratio of Earnings to Fixed Charges

	2007
(Millions)	9 Months	2006	2005	2004	2003
EARNINGS
Income available to common shareholders	$166.2	$155.8	$157.4	$139.7	$94.7
Discontinued operations, net of tax	(79.3)	(7.3)	(11.5)	13.8	15.7
Cumulative effect of change in accounting principles, net of tax	-	-	1.6	-	(3.2)
Federal and state income taxes	36.4	45.0	39.6	30.4	33.3

Pretax earnings from continuing operations	123.3	193.5	187.1	183.9	140.5

Loss (income) from less than 50% equity investees	(22.7)	(16.6)	(10.3)	(3.6)	4.2
Distributed earnings of less than 50% equity investees	26.4	29.6	17.8	11.7	7.5

Fixed charges	135.0	107.0	69.5	61.5	63.2

Subtract:
Preferred dividend requirement	4.0	5.3	4.9	4.7	4.9
Minority interest	0.1	3.8	4.5	3.4	5.6
Total earnings as defined	$257.9	$304.4	$254.7	$245.4	$204.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$85.8	$54.3	$51.2	$48.9	$47.6
Other interest	41.6	45.1	11.2	6.0	5.5
Distributions - preferred securities of subsidiary trust	-	-	-	-	3.5
Interest factor applicable to rentals	3.6	2.3	2.2	1.9	1.7
Preferred dividends (grossed up) (see below)	4.0	5.3	4.9	4.7	4.9

Total fixed charges	$135.0	$107.0	$69.5	$61.5	$63.2

Ratio of earnings to fixed charges	1.9	2.8	3.7	4.0	3.2

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$2.3	$3.1	$3.1	$3.1	$3.1

Tax rate *	42.2%	41.7%	36.9%	33.7%	36.5%

Preferred dividends (grossed up)	$4.0	$5.3	$4.9	$4.7	$4.9

* The tax rate has been adjusted to exclude the impact of tax credits.